Exhibit 99.1

 Constellation Brands   PRESS *release*

Constellation Brands Prices Offering of Senior Notes

VICTOR, N.Y., Oct. 22, 2018 – Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, announced today that it priced the public offering of $2.15 billion aggregate principal amount of Senior Notes, consisting of (i) $650.0 million of Senior Floating Rate Notes due 2021 (the "senior floating rate notes"); (ii) $500.0 million of 4.400% Senior Notes due 2025 (the "2025 notes") for a public offering price of 99.812% of the principal amount of the 2025 notes; (iii) $500.0 million of 4.650% Senior Notes due 2028 (the "2028 notes") for a public offering price of 99.720% of the principal amount of the 2028 notes; and (iv) $500.0 million of 5.250% Senior Notes due 2048 (the "2048 notes") for a public offering price of 99.592% of the principal amount of the 2048 notes (collectively, the "notes"). The notes will be senior obligations that rank equally with all of Constellation's other senior unsecured indebtedness, and will be guaranteed by the subsidiaries of Constellation that are guarantors under Constellation's senior credit facility and/or senior term credit facility.

Closing of the offering is expected to occur on October 29, 2018. Constellation intends to use the net proceeds from the offering, together with borrowings under its senior term credit facility and its commercial paper program and cash on hand, to finance the Company's pending incremental investment in Canopy Growth Corporation of C$5.1 billion, or approximately $4 billion.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as the joint book-running managers of the offering. The notes are being offered only by means of a prospectus, including a prospectus supplement, copies of which may be obtained by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or emailing dg.prospectus_requests@baml.com, contacting Goldman Sachs & Co. LLC toll-free at (866) 471-2526, or contacting J.P. Morgan Securities LLC collect at (212) 834-4533. Alternatively, the prospectus and prospectus supplement may be obtained by visiting EDGAR on the SEC website at http://www.sec.gov.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy notes. The notes will not be offered or sold in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.



Constellation Brands   PRESS *release*

About Constellation Brands

     Constellation Brands is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada. Constellation is the third-largest producer and marketer of beer for the U.S. market and the world's leading premium wine company with a leading market position in the U.S. Constellation's wine portfolio is complemented by select premium spirits brands. Constellation's brand portfolio includes Corona Extra, Corona Light, Modelo Especial, Modelo Negra, Pacifico, Ballast Point, Robert Mondavi, Clos du Bois, Kim Crawford, Meiomi, Mark West, Franciscan Estate, Ruffino, The Prisoner, SVEDKA Vodka, Casa Noble Tequila and High West Whiskey.

Forward-Looking Statements

     This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Statements which are not historical facts and relate to future plans, events or performance are forward-looking statements that are based upon management's current expectations and are subject to risks and uncertainties. Detailed information regarding risk factors with respect to the company and the offering are included in the company's filings with the SEC, including the prospectus and prospectus supplement for the offering.

MEDIA CONTACTS

Mike McGrew 773-251-4934 | **Amy Martin** 585-678-7141

INVESTOR RELATIONS CONTACTS

Patty Yahn-Urlaub 585-678-7483 | **Bob Czudak** 585-678-7170

Victor, NY | Chicago | San Antonio | San Francisco